Mail Stop 3561

August 10, 2007

Via Fax & U.S. Mail

Mr. Joseph Cala
  President and Chief Financial Officer
CALA CORPORATION
13 Main Street
Titusville, Florida 32796

>   **Re: Cala Corporation**
>   **Form 10-KSB for the year ended December 31, 2006**
>   **Filed August 2, 2007**
>   **File No. 0-15109**

Dear Mr. Cala:

We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments by filing an amendment to your December 31, 2006 Annual Report on Form 10-KSB. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days. The requested amendment should be filed as soon as possible.

FORM 10-KSB (Fiscal Year Ended December 31, 2006)

General

1.   Reference is made to the "Signature" section shown at page 16. We note it contains only one signature, that of your President and Director, Mr. Joseph Cala. In accordance with General Instruction C.2 to the Form 10-KSB, a majority of your board of directors are also required to sign the Form 10-KSB. The amended December 31, 2006 Annual Report on Form 10-KSB should include such signatures.

2.   We note you did not timely file your December 31, 2006 Annual Report on Form 10-KSB and have not as yet filed your March 31, 2007 Quarterly Report on Form 10-QSB. Please explain to us why you were late in filing your Form 10-KSB filing and your expected timetable for filing the March 31, 2007 and June 30, 2007 Quarterly Reports on Form 10-QSB. Please note that you may not meet the Form S-3 eligibility requirements until you have timely filed your Exchange Act reports for at least twelve calendar months immediately preceding the filing of such registration statement.

Business Development, page 3

3.   The description of your business development efforts should be revised to present a more balanced view by fully discussing the speculative nature of your plans and the associated risks involved. In this regard, we note your use of phrases such as "great headway" and "great chance of success" and "possibilities in this industry are tremendous" without sufficient discussion of the risks involved.

4.   At the end of the second paragraph of this section, you describe a study that measured the level of interest in purchasing some form of timeshares during the next two years. It is unclear how this study is relevant to your business. Unless this study specifically addresses undersea residences, we believe you should remove this disclosure.

Legal Proceedings, page 4

5.   Please expand to discuss the nature of the $2.7 million judgment against I.M.O.I.L, Gisella Manciniand Quirino Caparelli. In this regard, explain your relationship with this entity and describe the circumstances in which the litigation and judgment arose, and the reasons why you believe collection is uncertain.

Management's Discussion and Analysis

Twelve-Month Plan of Operation, page 6

6.   Please expand to provide details as to the expected timetable, or range thereof, of each of the three phases of your project to build the UnderSea Resort & Casino, Undersea Residence, and the Residence Fractional Ownership. It is unclear as to the stage of development (including amount of financing received or commitment, if any, and costs

incurred) of each component of the overall project during the current fiscal year and as of the end of the fiscal year. Please also provide an estimate of the aggregate future costs to be incurred for each of the three phases of your project.

7. Please disclose the facts and circumstances surrounding your basis of belief that the average residential development should generate approximately $600 million while the total development cost should run around $460 million. Please qualify your disclosure that "Therefore, the management believes that the project has a great chance of success" with added disclosure that there can be no assurance that (i) such individual unit or fractional ownership will be sold or significant revenue will be generated, and (ii) anticipated costs will not be significantly exceeded by actual costs incurred. This comment also applies to the "Business Development" section of your filing.

8. Provide a discussion as to the size and magnitude of the project, including a separate description of each of the proposed properties to be developed. For example, describe the number of units and amenities to be included in the Undersea Residence, and disclose its proposed location. Also, clarify whether the Residence Fractional Ownership describes the type of ownership to be held in the Undersea Residence, or whether this is a distinct and separate phase of the overall project.

9. As it appears that a significant portion, approximately $625,000 and $440,000 for fiscal year 2006 and 2005, respectively, of the statement of operations' line item, "General and Administrative Expense," represents stock compensation expense, based on disclosures in the statements of cash flows, we believe this cost should be discussed in MD&A as a substantial component of ongoing operating costs. Discuss the nature of the remaining general and administrative expenses.

Risk Factors Connected with Plan of Operations: (a) Limited Prior Operations…, page 7

10. As you discontinued your restaurant operations in fiscal 2006, provide a discussion in MD&A as to when you initially acquired your restaurant(s), including the duration of operation, and the cessation of these operations. It is unclear whether your purchase in January 2006 of the property in Alamo, California represented the first restaurant business acquired, and whether the restaurant had been in operation through August 1, 2006, the date of the lease termination, or whether the restaurant never opened for business. Similarly explain any restaurant operations at the property located in San Ramon, California. Reference is made to your disclosure under "Discontinued Operations" on page 3.

11. Disclose the nature of your business operations prior to fiscal year 2006, which contributed to your accumulated deficit of $11.9 million at December 31, 2006. Further disclose whether your officers, directors, or significant shareholders have committed to providing you with any advances or loans to finance your business operations, and disclose the amount of any lines or letters of credit available. If none, so state.

Critical Accounting Policies, page 10

12.   Please expand this section to disclose your critical accounting policy for expensing and capitalizing "development costs" as it pertains to your planned business operations, and the use of estimates and assumptions with regard to your policy for "stock compensation" expense. Disclose the implications of adopting SFAS No. 123(R).

Changes in and Disagreements with Accountants on Accounting…Financial Disclosure, page 10

13.   To the extent you continue to include this information, please indicate these disclosures were previously provided in an Item 4.01 Form 8-K, and as amended, and disclose in the Exhibit Index that the Item 4.01 Form 8-K and Item 4.01 Form 8-K/A, each filed on February 28, 2007, are being incorporated by reference.

Controls and Procedures, page 14

14.   See the first paragraph. Please clarify that the President is also your <u>Chief Executive Officer</u> and <u>Chief Financial Officer</u>, who concluded that the disclosure controls and procedures were effective.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 18

15.   We note your independent auditors, De Joya Griffith & Company, LLC, are located in Henderson, Nevada, and are registered with the Public Company Accounting Oversight Board. As your headquarters are located in Titusville, Florida, tell us whether De Joya Griffith & Company, LLC is also licensed in the State of Florida.

Statements of Operations, page 21

16.   Please limit the decimal places of loss per share to two decimal places in order not to imply a greater degree of precision than exists.

Statements of Operations, page 21

17.   We note you have reported "rental income" in the amount of approximately $34,200 for the year ended December 31, 2006. Such amount appears primarily to represent your sub-lease rental income from the property in San Ramon, California, based on disclosure in Note 2(G) to your audited financial statements. We believe you should not characterize and present this line item as a form of revenue, but rather as a component of "Other Income (Expense)," given that such rental income is not a reflection of your ongoing major or central business operations. We refer you to paragraphs 78 and 79 of FASB Concepts Statement No. 6, "Elements of Financial Statements." Also, on page 7,

you state that you have no recent record of any revenue-producing operations. Your current presentation is inconsistent with such statement.

Statement of Stockholders' Equity, page 22

18.   Refer to the third, fourth and fifth stock transactions reflected in the fiscal year 2006 activity section. Please advise supplementally where and how these transactions have been reflected in the statements of cash flows. Also, with regard to the cancellation transactions, please tell us which previous transactions, as shown in the statement of stockholders' equity, were related to the initial issuance of these shares.

Statements of Cash Flows, page 23

19.   We note you acquired a building on December 1, 2005 in the amount of $750,000. It appears this fiscal year 2005 transaction should be reflected as a cash transaction in the amount of $150,000 and a non-cash transaction for $600,000. As such, please revise the investing activities section to reduce the cash purchase price from $750,000 to $150,000 and, delete from the financing section the fiscal year 2005 line item "proceeds from mortgage payable." Instead the non-cash portion (i.e., initial mortgage note payable of $600,000) should be reflected within the "supplemental schedule of non-monetary transactions."

Note 1: Description of Business, page 25

20.   Please tell us the consideration given to presenting your audited financial statements as a development stage enterprise as of December 31, 2006, given that you discontinued your primary business operations in August 2006, and are now pursuing the development of an underwater resort and casino. For guidance, refer to SFAS No. 7, paragraphs 8 through 12, along with footnote 7 thereto.

Note 2: Summary of Significant Accounting Policies, page 25

C. Loss per share

21.   In your description, please revise to clarify that the calculation of "basic" loss per share will not reflect any potential dilutive securities, while "diluted" loss per share will give effect to potential dilutive securities. For guidance, refer to paragraphs 8 and 11 of SFAS No. 128.

Note 5: Related Party Transactions, page 27

22.   For each of the fiscal year 2006 and 2005 transactions described, please supplementally tell us how both the number of common and/or treasury shares and related purchase price have been reflected in the statements of stockholders' equity and statements of cash flows. For example, it is unclear to us where the 7,166,425 common shares returned and cancelled in exchange for a note payable of approximately $215,000 is shown in the statement of stockholders' equity. Please advise with specific details, including identification of the officer(s).

Note 7: Commitments & Contingencies, page 28

23.   Refer to the second paragraph. If true, please disclose that the payments to be made by the sub-lessee are equal to the payments you are still liable for under the lease. Please give consideration to expanding the table to provide the sub-lease rental income you expect to receive during the additional period beyond the original lease term. Also, tell us supplementally why the sub-lessee has agreed to pay you for a period of five years beyond the original 10-year lease term and whether you are required to remit any of those funds to the original lessor.

Note 12: Development Cost, page 30

24.   Please provide a table summarizing the balance sheet total. Please detail the nature or type of costs capitalized to date and also the costs expensed in the two most recent fiscal years. The type of costs should be further identified as those attributable to "preacquisition costs," "project costs," "amenities," and other.

Note 13: Subsequent Event, page 30

25.   We note your filing of a Form 8-K on February 5, 2007 to report the acquisition of a company called Trinetics Group for $5.0 million. Please confirm whether this is the same company as Trinetics, Inc. Please disclose, in Note 13, the date the acquisition closed and the aggregate dollar amount of the purchase price, as such closing appears to have occurred prior to the date of the audit report and prior to the filing of your Form 10-KSB. Please revise this note to be consistent with the disclosures in the Form 8-K, as appropriate, with respect to the components of the purchase price consideration. For example, reconcile the disclosure from the Form 8-K that you will pay $2.0 million in cash over 15 years for the real estate and that you agree to repurchase the restricted shares from the sellers if, after 90 days have passed…the share price fall below three cents. Disclose how the fair value of the 100,000,000 common shares was determined, and the subsequent 1,000,000 shares to be issued over the next 20 years. Also, disclose that the common shares issued in the acquisition will be reflected as mezzanine equity during the 'right of return' period.

26.   Further, as this acquisition appears material, please provide the audited historical
        financial statements and pro forma financial statements required by Item 310(c) and (d)
        of Regulation S-B, and file an amendment to the Form 8-K, initially filed on February 5,
        2007, to provide the required audited financial statements of Trinetics Group and related
        pro forma financial information. Please note this acquisition appears material at the
        above 40% significance level using the guidance in Item 310(c)(2)(i)&(ii) of Regulation
        S-B.

Exhibit 31. Certification Pursuant to Securities Exchange Act Rule 13A-14(a)

27.   Please revise this Exhibit to include the opening statement beginning with "I, [identify
        the certifying individual], certify that:" In addition, the remainder of the certifying
        language should be exactly as shown in Item 601(b)(31) of Regulation S-B. Please
        examine each paragraph of your disclosure to ensure that the language is consistent with
        the Exhibit requirements.

                                           ****

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the
    Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the
    Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

<u>Closing</u>

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief